Lightspeed Commerce Divests Upserve U.S. Hospitality Product Line to Skyview Equity
Transaction Sharpens Focus on Core Growth Engines of Retail in North America and Hospitality in Europe
MONTREAL, April 29, 2026 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified omnichannel platform powering ambitious retail, golf and hospitality businesses in over 100 countries, today announced the sale of its non-core Upserve U.S. hospitality product line ("Upserve") to Skyview Equity (“Skyview”) for total cash consideration of up to $81 million USD, $37 million of which is subject to an earnout.
The divestiture is consistent with Lightspeed’s strategy to streamline its portfolio and concentrate on its two core growth engines of retail in North America and hospitality in Europe.
The divested operations contributed ~$1401 million in total revenue, ~$26 million in total gross profit, and ~$5 billion in total GTV2 for Fiscal 2026. The transaction encompasses ~3,200 U.S. hospitality Customer Locations2 and ~70 employees, who are expected to join Skyview in connection with the sale.
“This transaction is another step towards focusing Lightspeed on the markets where we have the strongest right to win,” said Dax Dasilva, Founder and Chief Executive Officer of Lightspeed. “The sophisticated analytics technology acquired with Upserve formed the foundation of Lightspeed Insights, which will remain with Lightspeed as a core component of the Company's flagship Restaurant solution.”
Bob Bellack, Interim CEO of Upserve and Managing Director of Skyview Equity, commented “Skyview brings deep experience in software and payments — and a real commitment to leveraging the latest AI capabilities to help restaurants operate better and perform stronger. Upserve has earned a remarkable reputation with independent restaurants, and this is the moment to build boldly on that foundation.”
Lightspeed expects to deliver fiscal fourth quarter and full year Fiscal 2026 revenue and gross profit that are ahead of the previously-established outlook and Adjusted EBITDA3 in line with the previously established outlook. In addition, for Fiscal 2027, the Company expects to deliver Adjusted EBITDA3 of between $75 and $95 million4. Lightspeed is scheduled to report its fiscal fourth quarter and full year financial results on May 21, 2026. The divestiture is also expected to impact the Company's three-year financial outlook5 presented at its Capital Markets Day in March 2025 by approximately 5% on the absolute value of each of gross profit, Adjusted EBITDA and Free Cash Flow3,6 for Fiscal 2028. We expect the compound annual growth rate forecasts presented at Capital Markets Day to remain unchanged. Most importantly, as a non-core asset within the Company's efficiency markets, the divestiture of Upserve is consistent with Lightspeed's strategy and is expected to meaningfully improve the Company's revenue growth and gross profit growth trajectory. After removing the divested operations, approximately 75% of the Company’s Fiscal 2026 revenue was generated from the growth engines. The Company will provide additional details on the impact of the divestiture on its Capital Markets Day outlook as part of its full year Fiscal 2026 financial results on May 21, 2026.
This transaction further enhances Lightspeed’s flexibility to pursue its capital allocation priorities, including share repurchases, expansion of its merchant cash advance program, and investments in product and go-to-market. The Company has ~$200 million remaining under its board authorization to return up to $400 million to shareholders via share repurchases.
1 Includes approximately $15 million of transaction-based revenue related to payments solutions associated with Customer Locations that will continue to be serviced by Lightspeed but, following the closing of the transaction, will be recognized on a net basis rather than a gross basis. This reclassification reduces reported revenue and cost of revenue by the same amount, with no impact on gross profit.
2 Key Performance Indicator. See the section entitled "Key Performance Indicators".
3 Non-IFRS measure. See the section entitled "Non-IFRS Measures" and the reconciliation to the most directly comparable IFRS measure.
4 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings "Forward-Looking Statements" and "Fiscal 2027 Financial Outlook and Assumptions" of this press release.
5 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's financial outlook, and the section entitled "Forward-Looking Statements".
6 Refers to the Company's non-IFRS measure "Adjusted Free Cash Flow", which adjusts for certain items including cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Transaction Details
Lightspeed engaged Stifel Nicolaus Canada Inc. to oversee a robust process, and capture significant market value for Upserve, reflected in the $44 million in fixed cash consideration plus the earnout of up to $37 million. The $37 million earnout is structured over 24 months and tied to performance targets. Lightspeed will provide additional colour in the coming quarters on the earnout structure and its probability-weighted view of the earnout.
For the $44 million in fixed cash consideration, $20 million was paid at closing, with the vast majority of the balance payable within 90 days. The payment of the fixed cash consideration is not subject to any conditions.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's transaction and related financial perspectives at 8:00 am ET on Wednesday, April 29, 2026. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I8410498. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
About Lightspeed
Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail, golf and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.
With fast, flexible omnichannel technology, Lightspeed brings together point of sale, eCommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.
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About Skyview Equity
Managing third-party capital on behalf of global LP's, Skyview Equity, LLC ("Skyview") is a Miami and Los Angeles based private equity firm focused on lower middle-market acquisitions of corporate carveouts, special situations, and underperforming assets. Skyview's fully integrated team has well over 100 years of collective experience in originating, investing, and operating within its core verticals — which include technology and tech-enabled services, mission-critical software, and industrials. The firm strives to create meaningful change and sustainable value in each company it acquires, through strategic financial support and intense operational discipline. See www.skyview-equity.com for more information.
Fiscal 2026 Financial Outlook and Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending and full year ending March 31, 2026, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions referenced in our press release dated February 5, 2026, relating to our Fiscal 2026 third quarter results under “Financial Outlook Assumptions”. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties referenced in such press release relating to our Fiscal 2026 third quarter results. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes. Insofar as information relating to our Fiscal 2026 financial results is communicated hereby, such information is preliminary and has not been audited by the Company’s auditors. Such information is subject to change and should be read in conjunction with the cautionary statement on forward-looking information below.
Fiscal 2027 Financial Outlook and Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the full year ending March 31, 2027, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, tariffs, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic or other health crises; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count growing in line with our planned levels (particularly in higher GTV cohorts and among retail customers in North America and hospitality customers in Europe); quarterly subscription revenue growth in line with our expectations; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our pricing and packaging initiatives and resulting impacts on our year-over-year growth rates; continued uptake of our merchant cash advance solutions in line with our expectations; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends being in line with our expectations and the resulting impact on our GTV, GPV and subscription, transaction-based, and hardware and other revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, tariffs, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; continuing military conflict in the Middle East and reactions thereto; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); certain natural disasters; our inability to attract and retain customers, including among high GTV customers and among retail customers in North America and hospitality customers in Europe; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; global disruptions in shipping and energy costs; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; maintaining our customer service levels and reputation; our ability to effectively control and manage our working capital; and cash inflows and outflows being in line with our expectations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term financial outlook constitutes financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.
•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.

•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to scale our outbound and field sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.
•The size of our addressable markets for our growth engines - retail customers in North America and hospitality customers in Europe - being in line with our expectations.
•Customer Location growth of ~10-15% (three year CAGR between Fiscal 2025 and Fiscal 2028) in our two growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~42-45% over time.
•Adjusted EBITDA3 growing to ~20% of gross profit by Fiscal 2028.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV, GPV and transaction-based revenues.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•The Russian invasion of Ukraine and reactions thereto.
•Continuing military conflict in the Middle East and reactions thereto.
•The impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on our merchants.

•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.
•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.
•Our ability to successfully execute our pricing and packaging initiatives.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed Wholesale offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, sanctions, trade wars or supply chain disruptions.
•Global disruptions in shipping and energy costs.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS Accounting Standards, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.

•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.
Non-IFRS Measures
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA" and "Adjusted Free Cash Flow". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
See the financial tables below for a reconciliation of the non-IFRS measures to the most directly comparable IFRS measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Forward-Looking Statements
This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's strategy, financial outlook and Fiscal 2026 financial information, divestiture of the Upserve U.S. hospitality product line and intended benefits thereof, capital allocation priorities, payments to be received by Lightspeed from Skyview post-closing, and potential earnout payments. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts:
Asha Hotchandani Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations

investorrelations@lightspeedhq.com
Lightspeed Media Relations: media@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2025	2024	2025	2024
	$	$	$	$

Net loss	(575,943)	(32,540)	(667,196)	(163,964)
Share-based compensation and related payroll taxes(1)	11,812	8,112	56,578	73,785
Depreciation and amortization(2)	23,681	27,090	100,991	109,628
Foreign exchange loss (gain)(3)	(668)	501	594	882
Net interest income(2)	(8,401)	(10,524)	(36,498)	(42,531)
Acquisition-related compensation(4)	157	—	366	3,105
Transaction-related costs(5)	38	1,766	5,167	2,208
Restructuring(6)	1,430	5,422	17,503	7,206
Goodwill impairment(7)	556,440	—	556,440	—
Litigation provisions(8)	98	2,782	12,055	7,470
Income tax expense	4,290	1,782	7,687	3,476

Adjusted EBITDA	12,934	4,391	53,687	1,265

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2025, net loss includes depreciation of $1,239 related to right-of-use assets, interest expense of $280 on lease liabilities, and excludes an amount of $2,128 relating to rent expense ($2,418, $314, and $1,844, respectively, for the three months ended March 31, 2024). For Fiscal 2025, net loss includes depreciation of $5,220 related to right-of-use assets, interest expense of $1,306 on lease liabilities, and excludes an amount of $8,509 relating to rent expense ($7,946, $1,211 and $7,814, respectively, for Fiscal 2024).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2025	2024	2025	2024
	$	$	$	$

Cash flows used in operating activities	(9,938)	(28,536)	(32,762)	(97,667)
Capitalized internal development costs(1)	(6,058)	(2,958)	(19,342)	(10,678)
Additions to property and equipment(2)	(941)	(3,315)	(3,781)	(7,506)
Merchant cash advances, net(3)	7,639	18,493	44,719	51,346

Adjusted Free Cash Flow	(9,298)	(16,316)	(11,166)	(64,505)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.